Exhibit (a)(6)

The Latin American Discovery Fund, Inc.

(For Immediate Release)

New York, New York, February 13, 2004 — The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that the Fund’s tender offer (the “Tender Offer”) for up to 15% of the Fund’s outstanding shares of common stock will commence on or about February 17, 2004 and terminate on or about March 16, 2004. As announced on October 23, 2003, the Tender Offer will be conducted at a price equal to 95% of the Fund’s net asset value per share (“NAV”) on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the “SEC”)).

The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

In connection with the Tender Offer, the Fund announced that, pursuant to the Securities Exchange Act of 1934, as amended, it has temporarily suspended its purchases of shares in the open market pursuant to the Fund’s share repurchase program which commenced on September 15, 1998. Under that program, the Fund is permitted to purchase Fund shares in the open market at times and prices determined by management to be in the best interests of the stockholders of the Fund. The Fund will be permitted and intends to resume the purchase of shares in the open market pursuant to the Fund’s share repurchase program after the termination of the Tender Offer.

The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (LDF). The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by Latin American governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund’s investment manager.

This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

For further information regarding the Tender Offer, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at (800) 210-9286.